March 28, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Laura Crotty

Re:	Curative Biotechnology, Inc.
Registration Statement on Form S-1
Submitted January 10, 2022
CIK No. 0001400271

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 21, 2022 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement in an Amendment No. 2 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 1 to Draft Registration Statement of Form S-1 submitted January 10, 2022

Prospectus Summary

What We Do, page 1

1.	We note the inclusion of your Metformin Reformulation for multiple indications in your pipeline table on pages 2 and 39. Given the limited amount of disclosure related to certain potential indications for your Metformin Reformulation and your disclosure that, “[you] are primarily focusing on developing a treatment for Intermediate Dry Macular Degeneration and Geographic Atrophy (late-stage Dry AMD),” please explain why the following indications (Stargardt Disease, Retinitis Pigmentosa, Choroideremia, Late-Onsent Retinal Degeneration and Diabetic Retinopathy) are sufficiently material to your business to warrant inclusion in your pipeline table at this time. If they are material, please expand your disclosure in your Business section to provide a more fulsome discussion of these programs, including a description of preclinical studies or development activities conducted or planned to date. Alternatively, remove any programs that are not currently material from your pipeline table on pages 2 and 39.

Response: Curative has removed references to such indications from the tables on both pages 2 and 37 and descriptions throughout the Amendment. Curative has also removed such references on its website.

March 28, 2022

2.	We note your response to our prior comment 2 and your disclosure that you have “proposed INDs” and are, “prepare[ing] for the regulatory submissions of one or more investigational new drug application[s].” We contrast this with the pipeline table on page 2 which shows all of your product candidates at the start of the “research and preclinical” column, implying that research and preclinical trials or studies have yet to be conducted. To the extent you have yet to conduct the preclinical trials or IND-enabling studies required as a prerequisite to preparing an IND for submission, please revise your disclosure both in the Summary and elsewhere to clarify this point.

Response: Curative has updated its disclosure on page 2 and 37 and throughout the Amendment regarding the development status of each indication in its pipeline.

Orphan Designation, page 4

3.	We note your response to our prior comment 3 and revised disclosure on page 4, including your disclosure that you “have received Orphan drug designation with respect to [y]our proposed Rabies therapeutic.” Please further revise your disclosure to clarify whether you have received Orphan drug designation from the FDA, EMA or both agencies and when such designation was granted.

Response: Curative has updated its disclosure on page 4 that it has received Orphan drug designation from the United States FDA on November 24, 2014, and that it has not received such designation from the European Medicines Agency.

Use of Proceeds, page 29

4.	We note your disclosure elsewhere that you have not filed INDs for any of your product candidates. However, we note your disclosure for various indications included in your Use of Proceeds section states clearly the costs of your initial clinical trial, but the cost for completing the necessary preclinical or IND-enabling studies or preparing and submitting the IND application is unclear. For each of your four programs listed here please revise your disclosure so it is clear how much of the proceeds you expect to use for each of your programs’ preclinical trials, IND-enabling studies and other costs related to submitting IND applications for each of your material product candidates. Please conform your use of proceeds disclosure in the Summary accordingly.

Response: Curative has updated its disclosure as requested on pages 6 and 29 and throughout the Amendment.

March 28, 2022

Products Development, page 39

5.	We note your response to our prior comment 13 and various statements throughout this section that imply ongoing testing, studies or trials. In relation to each of your therapeutic areas of focus, please revise your disclosure to clearly describe the current stage of development of each product candidate discussed, including any material preclinical studies or trials and results, and any regulatory submissions or filings made to date. To the extent no preclinical studies or trials have been completed or none are ongoing please clarify.

Response: Curative has revised its disclosure beginning on page 37 to disclose the current stage of development with respect to each product candidate as requested.

6.	We note your response in prior comment 14, including the fact that you have “remove[d] references to FDA Priority Review Voucher as [you] have determined such disclosure to be premature.” However, we note that your website continues to reference the priority review voucher, including on your pipeline section of the website as well as your recent press releases and investor presentations. Please ensure your registration statement is complete and accurate, and that the information on your website and in future press releases is consistent with such disclosure.

Response: Curative has removed all such references for FDA Priority Review Voucher from its website.

Licenses, page 41

7.	We note your response to prior comment 12 and your revised disclosure on pages 41 and 42, including your disclosure regarding certain termination provisions for each of your NIH licenses. Please revise your disclosure further for each of your license agreements with NIH to describe the material terms of Appendices D and E. Specifically, please disclose any near-term, material specific milestones you must achieve under each agreement to avoid being subject to the potential termination provisions of each agreement or otherwise advise.

Response: Curative has updated its disclosure accordingly beginning on page 39 and throughout the Amendment.

Choice of Forum, page 59

8.	We note your response to our prior comment 26 and reissue in part. Your revised disclosure states that the choice of forum provision is in your amended and restated bylaws. However, your disclosure also states that it is “contained in [y]our amended and restated certificate of incorporation.” Please correct this inconsistency or otherwise advise. In addition, please add a risk factor describing the attendant risks to investors. For example, please highlight that such a provision may limit a shareholder´s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Response: Curative has updated its disclosure as requested on page 57 and has updated its Risk Factors to include such risk on page 28.

March 28, 2022

Financial Statements

Statement of Operations, page F-4

9.	We note from your response that in the interim statements, “Payroll and share based compensation” of $2,964,089 and “Professional fees and share based compensation” of 836,194 are both components of general and administrative expenses, but have been excluded from the “General and administrative expenses” line item. Therefore the reported amount of general and administrative expenses is materially understated. Since the line item ‘General and administrative expenses’ represents only approximately one percent of total operating expenses for the nine months ended September 30, 2021, please reclassify the ‘payroll and share based compensation’ and the ‘professional fees and share based compensation’ line items into the functional expense line item, ‘general and administrative expenses’ and disclose the share based compensation amounts in the notes. Alternatively, revise the name of the line items to clarify they are all a part of general and administrative expenses. This comment also applies to the disclosures on page F-19. In addition, please revise Management’s Discussion and Analysis accordingly.

Response: Curative has revised the Statement of Operations on page F-4 accordingly, added Footnote 13 to the Financial Statements beginning on page F-15, as well as in the Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 32.

General

10.	We note the information and Section 5 analysis provided in your response letter in relation to our prior comment 30. We are unable to agree, based on the information provided, with your analysis. As a non-reporting company, you do not appear to be eligible to rely on the Rule 168 safe harbor. In addition, we note your disclosure on page 28 where you indicate your common stock has previously been classified as a “penny stock.” The Rule 163A safe harbor is not available to an issuer that is, or during the past three years was (or any of whose predecessors during the last three years was): (i) a blank check company as defined in Rule 419(a)(2); (ii) a shell company, other than a business combination related shell company, each as defined in Rule 405; or (iii) an issuer for an offering of penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. To the extent you continue to believe the safe harbor in Rule 163A applies, please provide us your analysis. Alternatively, please explain how your communication complied with Section 5. See our prior comment 30.

Response: Curative respectfully believes that the July 6, 2021 YouTube interview (the “Interview”) was made in compliance with Section 5 of the Securities Act. Under Section 5 of the Securities Act, all offers and sales of securities must be registered with the Commission or qualify for an exemption from the registration requirements. Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of any offer to buy, a security or interest in a security, for value.” In Securities Act Release No. 33-3844, the Commission noted that the definition of “offer” in Section 2(a)(3) of the Securities Act includes:

“The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.”

March 28, 2022

Curative respectfully asserts that the Interview was not an offer because the disclosure provided in this communication (i) did not reference an offering registration statement but instead referenced an Exchange Act registration statement on Form-10 for the purpose of providing the public increased disclosure about the company, (ii) did not reference the terms of a proposed offering, or the manner or timing of any offering, including the names of any underwriters, nor any other terms that would commonly be associated with an offer or distribution of securities pursuant to an offering, and (iii) was remote in time from any offering of securities by the Company.

The registration statement mentioned was not an offering registration statement.

Garr’s statements related to the registration statement stated:

“…the plan is a soon as we have the audit completed, we will file a Form-10 (Exchange Act Registration Statement) which makes us completely SEC reporting and that, along with our existing shareholder base and price, will qualify us I believe for the OTCQB….we expect to file the Form-10 soon.”

The specific registration statement referenced by Garr cannot be used in connection with the offering of securities. In fact, its main purpose is to make Curative fully reporting and increase transparency to the investing public.

The communications did not reference the manner, terms, or timing of any offering.

In response to a question by the host if the company is working on any other financings, Mr. Garr responds:

“Answer is yes, biotech companies are like cars, they need fuel and our fuel is money, nobody works for free…we have not at this point retained an investment banker, we have been approached by many, when the time is right and we found the right fit, we most likely will do that…so the answer is yes, we will be raising money but I can’t say when or anything more about it than that…”

Mr. Garr’s answer not only confirms that no investment banker has been retained, but additionally reiterates that he cannot say when Curative will be raising money. Further, Garr’s response does not specifically state that the financings will be an offering of securities. In fact, Garr does not reference an offering but instead references raising money, which could be accomplished via a credit facility, licensing transaction or strategic transaction, none of which would entail the offering or sale of securities. Also, his response does not indicate timing or the type of financing. Mr. Garr’s response does little more than state the obvious; that pre-revenue biotech companies need to raise capital, and so too will Curative in the future, which as stated, could include raising capital without the sale of securities.

The communications will not condition the public mind or market or arouse public interest in the Company due to limited coverage and the passing of a sufficient cooling off period.

Curative further respectfully submits to the Staff that the Interview did not contribute to the conditioning of the public mind or market or arousal of public interest in the company. Curative is a small Pink Sheet traded company and not a large or well-known issuer and does not have any analyst coverage. The Interview was published on the host’s YouTube channel and received limited views and Curative has requested that the host remove the Interview. Further, the Interview has not received significant ongoing coverage or commentary from other news distributors nor did the Company issue a press release related to the Interview. Additionally, as over nine months have now elapsed since the date of the Interview, the Company respectfully suggests to the Staff that an adequate amount of time to affect a “cooling off period”, to the extent necessary, has now passed.

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.